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Teva Contacts:                                           Barr Contact:
--------------                                           -------------
Investors                                                Investors and Media
---------                                                -------------------
Elana Holzman              Kevin Mannix                  Carol A. Cox
972 (3) 926-7554           (215) 591-8912                201-930-3720
elana.holzman@teva.co.il   kevin.mannix@tevausa.com      carol.cox@barrlabs.com

Media
-----
Ayala Miller               Denise Bradley
972 (3) 926-7262           (215) 591-8974
ayala.miller@teva.co.il    denise.bradley@tevausa.com

For Immediate Release
---------------------

                              TEVA TO ACQUIRE BARR

           Significantly Strengthens Teva's Market Leadership Position
                      in the U.S. and in Key Global Markets

    Acquisition Expected to Be Accretive in the Fourth Quarter after Closing

     Jerusalem, Israel and Montvale, NJ, July 18, 2008 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) and Barr Pharmaceuticals, Inc. (NYSE: BRL) announced today that they have signed a definitive agreement under which Teva will acquire Barr, the fourth largest generic drug company worldwide. Under the terms of the agreement, each share of Barr common stock will be converted into $39.90 in cash and 0.6272 Teva ADRs. Based upon the unaffected NASDAQ closing price of Teva's ADRs on July 16, 2008, the indicated combined per share consideration for each outstanding share of Barr common stock amounts to $66.50, or a total consideration of $7.46 billion plus the assumption of net debt of approximately $1.5 billion.

     Teva expects the transaction to close in late 2008 and to become accretive to GAAP earnings in the fourth quarter after closing. This purchase price represents a premium of 32% to Barr's average daily closing price on the New York Stock Exchange for the 52-week period ending on July 16, 2008, and 42% to the closing price on July 16, 2008.

     This acquisition will further enhance Teva's leadership position in the U.S. and will significantly strengthen its position in key European and Central and Eastern European markets. On a pro forma basis, 2007 revenues of the combined company would have been approximately $11.9 billion. The combined company will have an unmatched


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     global platform, operate directly in more than 60 countries and employ approximately 37,000 people worldwide.

     The companies' highly complementary product offerings and development pipelines will extend Teva's generic and proprietary offerings for customers globally. By adding development resources and breadth to Teva's product portfolio and pipeline, particularly the Paragraph IV and first to file opportunities, Teva will bring more products to market while increasing access to affordable medicines. The transaction also bolsters Teva's specialty pharmaceutical platform through the addition of Barr's substantial women's health portfolio to Teva's respiratory franchise, further enhancing Teva's balanced business model.

     Shlomo Yanai, President and Chief Executive Officer of Teva, said, "The acquisition of Barr will elevate Teva's market leadership to a new level. The combination of our two companies provides an outstanding opportunity strategically and economically: It will enhance our market share and leadership position in the U.S. and key global markets, further strengthen our portfolio and pipeline, and provide upside to our strategic plan, by allowing us to exceed our 20/20 goals for 2012."

     Mr. Yanai continued, "We have long admired Barr as a highly-focused company with an excellent management team. This is a transaction in which two great, strong companies are joining forces to capture an even greater share of the growing opportunities in generics and deliver even more value to our stakeholders."

     Bruce Downey, Chairman and Chief Executive Officer of Barr, said, "This transaction will enable Teva to capitalize on Barr's portfolio of unique generic and proprietary products, benefit from our capabilities in biologics, and expand its presence in important Central and Eastern European markets. This agreement has the full support of Barr's Board of Directors and senior management, and will benefit the shareholders, customers and employees of Barr."

     Key benefits of the transaction include:
     ---------------------------------------

o Exceptional Fit Supporting Teva's Long-Term Strategy: The transaction combines two industry-leading companies, further enhancing Teva's lead in the U.S. and delivering increased scale and expanded geographic footprint in key global growth markets.

o Expanding the Breadth of the Product Portfolio and Pipeline: Teva and Barr's product offerings are highly complementary, extending Teva's product portfolio and pipeline into new and attractive product categories. The combined company will have over 500 currently marketed products; more than 200 ANDAs pending with the FDA with annual brand sales of greater than $120 billion, including approximately 70 first to file Paragraph IV challenges; and approximately 3,700 product registrations pending with various regulatory authorities worldwide, primarily in Europe.

o Strengthening Teva's Balanced Business Model: The transaction also bolsters Teva's specialty pharmaceutical platform through the addition of Barr's substantial women's


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


     health portfolio to Teva's respiratory franchise, further enhancing and diversifying Teva's balanced business model. Additionally, this transaction augments Teva's biologics capabilities.

o Compelling Value Consistent with Stated Acquisition Criteria: The combination is expected to deliver significant revenue and cost synergies based on numerous operational efficiencies, increased scale and geographic scope. Teva anticipates the transaction will generate at least $300 million in annual cost savings within 3 years and will continue to provide additional cost savings well beyond 2011. The transaction is expected to be accretive to GAAP earnings in the fourth quarter after closing. The acquisition offers considerable value with a financial structure that preserves Teva's strong balance sheet and flexibility.

o    Enhanced Growth and Profitability Provide Upside to 20/20 Strategic Target:
     The Barr acquisition will enable us to exceed our 20/20 five-year strategic plan, which was to double revenues by 2012 to $20 billion with net income margins of at least 20 percent.

     Transaction Terms:
     Under the terms of the agreement, Teva will acquire 100% of the shares of Barr for total cash and stock consideration of $7.46 billion. Each share of Barr's common stock will be converted into $39.90 in cash and 0.6272 Teva ADRs. In addition, Teva will assume Barr's outstanding net debt of approximately $1.5 billion. Teva intends to fund the cash portion of the consideration by using its cash on hand and marketable securities and by approaching the long-term debt market for the remaining balance.

     Approvals and Timing:
     The boards of directors of both companies have unanimously approved the transaction. The acquisition is subject to approval by the stockholders of Barr, antitrust notification and clearance statutes in North America and Europe, as well as other customary conditions. The transaction is expected to close in late 2008.

     The Merger Agreement may be terminated under certain circumstances, including if Barr's Board of Directors determines to accept an unsolicited superior proposal prior to approval of the merger by Barr's stockholders. If the merger agreement is terminated under certain circumstances, Barr will be required to pay Teva a termination fee of $200 million.

     Lehman Brothers acted as financial advisor to Teva in this transaction, and Willkie Farr & Gallagher LLP provided external legal counsel for Teva. Banc of America Securities LLC acted as financial advisor to Barr in this transaction, and Simpson Thacher & Bartlett LLP provided external legal counsel for Barr.

     Conference Call
     Teva and Barr will host a conference call to discuss the transaction today at 08:30 AM EST. The number to call from within the United States is (800) 573-4752 or (617) 224-4324 Internationally and using the participant code 49487796. The call will also be


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


     webcast and can be accessed through the Companies' websites at www.tevapharm.com and www.barrlabs.com. A replay of the conference call will be available from 10:30AM Eastern time on July 18 through 11:59PM Eastern time on July 25 and can be accessed by dialing (888) 286-8010 in the United States or (617) 801-6888 Internationally and using the passcode 33090437.

     About Teva
     Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative pharmaceuticals and active pharmaceutical ingredients. Over 80 percent of Teva's sales are in North America and Western Europe.

     About Barr
     Barr Pharmaceuticals, Inc. is a global specialty pharmaceutical company that operates in more than 30 countries worldwide and is engaged in the development, manufacture and marketing of generic and proprietary pharmaceuticals, biopharmaceuticals and active pharmaceutical ingredients. A holding company, Barr operates through its principal subsidiaries: Barr Laboratories, Inc., Duramed Pharmaceuticals, Inc. and PLIVA d.d. and its subsidiaries. The Barr Group of companies markets more than 120 generic and 27 proprietary products in the U.S. and approximately 1,025 products globally outside of the U.S. For more information, visit www.barrlabs.com.

     Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

     The statements, analyses and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Teva Pharmaceutical Industries Ltd.'s and Barr Pharmaceutical, Inc.'s operations and financial results, the markets for Teva's and Barr's products, the future development of Teva's and Barr's business, and the contingencies and uncertainties to which Teva and Barr may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may" and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such statements a re made based upon management's current expectations and beliefs concerning future events and their potential efects on the company.

     Actual results may difer materially from the results anticipated in these forward-looking statements. Important factors that could cause or contribute to such diferences include whether and when the proposed acquisition will be consummated and the terms of any conditions imposed in connection with such closing, Teva's ability to rapidly integrate Barr's operations and achieve expected synergies, diversion of management time on merger-related issues, Teva and Barr's ability to accurately predict future market conditions, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Allegra(R), Neurontin(R), Lotrel(R), Famvir(R) and Protonix(R), Teva's and Barr's ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which Teva or Barr may obtain U.S. market exclusivity for certain of their new generic products and regulatory changes that may prevent Teva or Barr from utilizing exclusivity periods, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, the efects of competition on our innovative products, especially Copaxone(R) sales, the impact of pharmaceutical industry regulation and pending legislation that could afect the pharmaceutical industry,


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


     the dificulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D eforts, Teva's ability to successfully identify, consummate and integrate acquisitions (including the pending acquisition of Bentley Pharmaceuticals, Inc.), potential exposure to product liability claims to the extent not covered by insurance, dependence on the efectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely afected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in Teva's Annual Report on Form 20-F, Barr's Annual Report on Form 10-K and their other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and neither Teva nor Ivax undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

     This communication is being made in respect of the proposed merger involving Teva and Barr. In connection with the proposed merger, Teva will be filing a registration statement on Form F-4 containing a proxy statement/prospectus for the stockholders of Barr, and Barr will be filing a proxy statement for the stockholders of Barr, and each will be filing other documents regarding the proposed transaction, with the SEC. Before making any voting or investment decision, Barr's stockholders and investors are urged to read the proxy statement/prospectus regarding the merger and any other relevant documents carefully in their entirety when they become available because they will contain important information about the proposed transaction. Once filed, the registration statement containing the proxy statement/prospectus and other documents will be available free of charge at the SEC's website, www.sec.gov. You will also be able to obtain the proxy statement/prospectus and other documents free of charge by contacting Barr Investor Relations at 201-930-3720 or Teva Investor Relations at 972-3-926-7554 / 215-591-8912.

     Teva, Barr and their respective directors and executive oficers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Barr's directors and executive oficers is available in Barr's proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on May 15, 2008 and information regarding Teva's directors and executive oficers is available in Teva's Annual Report on Form 20-F for the year ended December 31, 2007, which was filed with the SEC on February 29, 2008. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.


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